Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the undersigned without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others of the undersigned, except to the extent that he or it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: February 13, 2026

GILDE HEALTHCARE HOLDING B.V.

By: /s/ Edwin de Graaf
Name: Edwin de Graaf
Title: Managing Director

GILDE HEALTHCARE VG VI MANAGEMENT B.V.

By: /s/ Edwin de Graaf
Name: Edwin de Graaf
Title: Managing Director

COOPERATIEVE GILDE HEALTHCARE VG VI U.A.

By: GILDE HEALTHCARE VG VI MANAGEMENT B.V.
Its: Manager

By: /s/ Edwin de Graaf
Name: Edwin de Graaf
Title: Managing Director

MANAPOURI B.V.

By: /s/ Edwin de Graaf
Name: Edwin de Graaf
Title: Managing Director

MARTEMANSHURK B.V.

By: /s/ Pieter van der Meer
Name: Pieter van der Meer
Title: Managing Director